Exhibit 2.1

Description of rights of each class of securities

registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)

American Depositary Shares (“ADSs”) representing two ordinary shares (the “shares”) of BHP Group Limited (“BHP”) are listed and traded on the New York Stock Exchange and, in connection with this listing (but not for trading), the shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of shares and (ii) ADS holders. Shares underlying the ADSs are held by Citibank N.A., as depositary, and holders of ADSs will not be treated as holders of the shares.

Shares

Type and Class of Securities (Item 9.A.5 of Form 20-F)

BHP’s shares are of no par value. The number of shares that have been issued as of the last day of the financial year ended June 30, 2024 is given in Note 17 ‘Share capital’ in the Financial Statements of the Form 20-F for the financial year ended June 30, 2024 (the “Form 20-F”). BHP’s shares are uncertificated registered shares, and may be transferred electronically through trading on the stock exchanges on which they are listed. Under BHP’s constitution, the Board of Directors has a power to refuse to register any transfer of securities where the registration would result in a contravention of (or failure to observe) any applicable law or the listing rules of ASX Limited (“ASX Listing Rules”), where BHP has a lien over the securities, where the securities are subject to forfeit, where the transfer would be in favor of more than four persons jointly, or where otherwise permitted under the ASX Listing Rules.

Preemptive Rights (Item 9.A.3 of Form 20-F)

Not applicable.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

A description of how the constitution of BHP limits or qualifies the rights of the shares is provided in sections “Additional information – 9.4 Constitution – Rights attaching to shares” and “Additional information – 9.4 Constitution – Redemption of preference shares” of the Form 20-F.

Other Rights (Item 9.A.7 of Form 20-F)

Not applicable.

Rights of the Shares (Item 10.B.3 of Form 20-F)

See sections “Additional information – 9.4 Constitution”, “Additional information – 9.5 Share ownership” and “Additional information – 9.6 Dividends” of the Form 20-F.

Requirements for Amendments (Item 10.B.4 of Form 20-F)

See section “Additional information – 9.4 Constitution – Variation of class rights” of the Form 20-F.

Limitations on the Rights to Own Shares (Item 10.B.6 of Form 20-F)

See sections “Additional information – 9.4 Constitution – Limitations of rights to own securities” and “Additional information – 9.8 Governmental regulations – Shareholding limits” of the Form 20-F.

Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

Not applicable.

Ownership Threshold (Item 10.B.8 of Form 20-F)

There are no provisions in BHP’s constitution governing the ownership threshold above which shareholder ownership must be disclosed. Shareholders will, however, be required to disclose shareholder ownership in accordance with the Australian Corporations Act 2001 (Cth), the Australian Corporations Regulations 2001 (Cth), and the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority.

Differences Between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

See “Rights of the Shares” and “Limitations on the Rights to Own Shares” above.

Changes in Capital (Item 10.B.10 of Form 20-F)

Not applicable.

American Depositary Shares (Items 12.D.1 and 12.D.2 of Form 20-F)

Citibank, N.A., as depositary, will issue the ADSs representing shares. Citibank, N.A., has been appointed as the depositary pursuant to the deposit agreement among the depositary, the holders the ADSs thereunder, and BHP (as amended, the “deposit agreement”). Each ADS represents two shares. The depositary’s principal office at which the ADSs will be administered is located at 388 Greenwich Street, New York, New York 10036.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having ADSs registered in your name on the books of the depositary, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are. Your ADSs may be issued on the books of the depositary in book-entry form, in which case your ADSs will be held through the depositary’s direct registration system reflecting your ownership of these ADSs, or your ADSs may be evidenced by one or more American Depositary Receipts (“ADRs”).

As an ADS holder, BHP will not treat you as one of its shareholders and you will not have shareholder rights. The depositary or its nominee will be the holder of record of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. The deposit agreement entered into among BHP, the depositary, you, as an ADS holder, and the other holders and beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. Because the depositary or its nominee will actually be the record owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the deposit agreement and form of ADR. The deposit agreement has been filed with the SEC as an exhibit to a Registration Statement on Form F-6 (File No. 333-259259) on September 2, 2021 and as amended on July 29, 2022. The form of ADR has been filed with the SEC on July 29, 2022 as an exhibit to that Registration Statement.

Voting Rights

How do you vote?

You may instruct the depositary to vote the shares underlying your ADSs, but only if BHP requests the depositary to ask for your instructions. Otherwise, you will be unable to exercise your right to vote unless you withdraw the shares. However, you may not have sufficient advance notice of the meeting in order to withdraw the shares in time to exercise your right to vote.

If BHP requires the depositary to ask for your instructions, the depositary will notify you of the upcoming vote and, upon receipt of voting materials from BHP, will arrange to deliver BHP voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified in the voting materials. The depositary has agreed that it will try to vote or to have its agents vote the shares or other deposited securities as you instruct, insofar as it is practicable and permitted under applicable law, the deposit agreement, the provisions of the deposited securities and BHP’s constitution. The depositary will only vote or attempt to vote as you instruct.

If no voting instructions are received by the depositary from you with respect to any of the deposited securities represented by the ADSs on or before the date established by the depositary for submission of such instructions, the depositary will not vote such deposited securities. Voting instructions received from ADS holders will be aggregated and the depositary will try to vote or cause to be voted the deposited securities in accordance with these voting instructions.

BHP cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, provided that such nonaction or action is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars, and, in all cases, deducting its fees and expenses and any taxes required to be withheld. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution BHP pays on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. In addition, before any distribution, the fees and expenses of the depositary will be deducted. It will distribute only whole U.S. dollars and cents. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares BHP distributes as a dividend or free distribution of shares. The depositary will only distribute whole ADSs. In lieu of delivering fractional ADSs, the depositary will sell shares or ADSs by public or private sale and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

Rights to purchase additional shares. If BHP offers holders of its securities any rights to subscribe for additional shares, the depositary will make these rights available to you if (i) BHP has timely requested such rights be made available to you, (ii) BHP shall have delivered to the depositary satisfactory documentation in accordance with the deposit agreement and (iii) the depositary shall have determined such distribution is reasonably practicable. If the depositary decides it is not reasonably practicable to make the rights available, BHP does not meet the requirements of (i) or (ii) above, or any rights are not exercised and appear to be about to lapse, but that it is legal and practical to sell the rights, the depositary will sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

Other distributions. The depositary will distribute to you any property distributed on deposited securities, other than cash, shares and rights, provided that (i) BHP has timely requested such distribution be made available to you, (ii) BHP shall have delivered satisfactory documentation in accordance with the deposit agreement and (iii) the depositary shall have determined such distribution to be reasonably practicable. The depositary will make any such distribution in such manner it deems practicable. If it cannot make the distribution BHP determines to be distributed to you, it will sell such property in whatever means it deems practicable and distribute the net proceeds, in the same way as it does with cash.

Neither BHP nor the depositary is responsible if it decides that it is unlawful or impracticable to make a distribution available to any ADS holders. BHP has no obligation to register ADSs, shares, rights or other securities under the Securities Act. BHP also has no obligation to take any other action to permit the distribution of ADSs, ADRs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions BHP makes on the shares or any value for them if it is illegal or impractical for BHP to make them available to you. There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights or shares or the securities at a specified price, nor that any such transaction can be completed in a specified time.

Notices and Reports

The depositary will make available for ADS holders’ inspection at its principal office any notices, reports and communications, including any proxy soliciting material, that it receives from BHP, if those notices, reports and communications are both (a) received by the depositary as the holder of the deposited securities and (b) made generally available by BHP to the holders of the deposited securities. The depositary will also make available to ADS holders copies of such reports when furnished by BHP pursuant to the deposit agreement. In addition, BHP is subject to the periodic reporting requirements of the Exchange Act and, accordingly, file certain reports with the SEC. Such reports and documents can be retrieved from the SEC’s website (www.sec.gov).

Reclassifications, Recapitalizations and Mergers

If BHP takes certain actions that affect the deposited securities, including (i) any change in par value, split up, cancellation, consolidation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation or sale of assets affecting BHP or to which it is a party, then the depositary may choose to:

•	issue and deliver additional ADSs as in the case of a share dividend;

•	amend the deposit agreement and the ADRs;

•	amend the applicable Registration Statement on Form F-6 filed with the SEC in respect of the ADSs;

•	call for the surrender of outstanding ADRs to be exchanged for new ADRs; and

•	take any other actions as are reasonably requested by BHP or as the depositary, in consultation with BHP, considers appropriate to reflect the transaction.

Amendment and Termination

How may the deposit agreement be amended?

BHP may agree with the depositary to amend the deposit agreement and the form of the ADRs without your consent if BHP and the depositary deem it necessary or desirable. If an amendment adds or increases fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or materially prejudices a substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the ADS holders have been given notice of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the form of the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at BHP’s direction by distributing notice of termination to the ADS holders then outstanding at least 90 days prior to the date fixed in such notice for such termination. If, at any time, 90 days shall have expired after the depositary shall have delivered to BHP a written notice of its election to resign or BHP has delivered to the depositary written notice of BHP’s election to remove the depositary, and a successor depositary shall not have been appointed and have accepted its appointment, the depositary may also terminate the deposit agreement by providing notice of termination at least 90 days prior to the date of termination to BHP and the holders of ADSs then outstanding.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect dividends and distributions on the deposited securities, sell rights and other property received in respect of deposited securities, deliver shares and other deposited securities upon cancellation of ADSs and take such actions as may be required under applicable law in connection with its role as depositary. At any time after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received from the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. The depositary will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash, and other obligations as may be required under applicable law in connection with the termination of the deposit agreement. After termination, BHP’s only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that BHP agreed to pay.

Inspection of Transfer Books

The depositary will keep books at its principal office for the registration and transfer of ADSs, which will be open for your inspection at all reasonable times. However, such inspection shall not be for the purpose of communicating with other owners of ADSs in the interest of a business or object other than BHP’s business or other than a matter related to the deposit agreement or the ADSs.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay fees and expenses and any taxes or charges, such as share transfer registration fees owing to the depositary under the deposit agreement. Shares deposited with the custodian must be accompanied by certain delivery documentation, including documentation showing confirmation of the book-entry transfer and recordation of the shares to the custodian or that such irrevocable instructions have been given and any necessary governmental approvals have been obtained. Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue ADSs in the name or upon the order of the person entitled thereto.

All of the ADSs issued will be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADS holder can request that the ADSs not be held through the depositary’s direct registration system and that an ADR be issued. The custodian will not accept a deposit of fractional shares or a number of shares which would give rise to fractional ADSs.

The custodian will hold all deposited shares for the account of the depositary. ADS holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

How do ADS holders cancel an ADS and obtain shares?

You may turn in your ADRs at the depositary’s principal office or, in the case of direct registration ADS, provide proper instructions and documentation for cancellation of ADSs. Upon payment of its fees and expenses and of any taxes or charges, such as share transfer registration fees, the depositary will deliver the shares represented by the corresponding amount of ADSs or ADRs and any other deposited securities underlying the ADSs or ADRs to you or a person you designate in accordance with your order. Any dividends or other cash held in respect of the deposited securities so delivered shall be delivered to you at the office of the custodian, or, at your request, risk and expense, the depositary will direct the custodian to forward (to the extent permitted by law) any cash or other property (other than securities) for delivery at its principal office.

The depositary shall not accept for surrender ADSs representing less than one share. In the case of delivery to it of ADSs representing a number other than a whole number of shares, the depositary shall cause ownership of the appropriate whole number of shares to be delivered in accordance with the deposit agreement, and shall, at the discretion of the depositary, either (i) return to the person surrendering such ADSs the number of ADSs representing any remaining fractional share, or (ii) sell or cause to be sold the fractional share represented by the ADSs so surrendered and remit the proceeds of such sale (net of (a) applicable fees and charges of, and expenses incurred by, the depositary and (b) taxes withheld) to the person surrendering the ADSs.

Requirements for Depositary Actions

Before the depositary will take certain actions, including deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment for any tax or other governmental charges and share transfer or registration fee with respect thereto and payment of any applicable fees and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated by the deposit agreement; and

•	compliance with any laws or governmental regulations, or such reasonable regulations that the depositary and BHP may establish consistent with the deposit agreement.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or BHP’s transfer books are closed or if any such action is deemed necessary or advisable by the depositary or BHP, in good faith, at any time or from time to time because of any requirement of law or regulation, any government or governmental body or commission or any securities exchange on which shares or ADSs are listed, or under any provision of the deposit agreement or ADRs, if applicable, or under any provision of, or governing, the deposited securities, or because of a meeting of BHP’s shareholders or for any other reason, subject, in all cases to compliance with U.S. securities laws.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

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when temporary delays arise because: (i) the depositary has closed its transfer books or BHP has closed its transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) BHP is paying a dividend on its shares;

•	when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

Limitations on Obligations and Liability

The deposit agreement expressly limits BHP’s obligations and the obligations of the depositary. It also limits BHP’s liability and the liability of the depositary. BHP and the depositary:

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are not liable if either of them is prevented or delayed by law, regulation, any other governmental authority or regulatory authority or stock exchange, BHP’s constitution, any provision of or governing any deposit securities or any act of god or war or other circumstances beyond BHP’s control from performing BHP’s obligations under the deposit agreement;

•	are not liable if either of them exercises or fails to exercise discretion permitted under the deposit agreement, the provisions of or governing the deposited securities or BHP’s constitution;

•

are not liable for any action or inaction in reliance upon the advice of or information from legal counsel, any person presenting shares for deposit, any holder, any beneficial owner or authorized representative thereof, or accountants, or any other person believed by it in good faith to be competent to give such advice;

•

are not liable for the inability of any ADS holder to benefit from any distribution, offering, right or other benefit which is made available to holders of deposited securities but is not under the terms of the deposit agreement made available to holders of ADSs;

•	are not liable for consequential or punitive damages for any breach of the terms of the deposit agreement;

•	are only obligated to take the actions specifically set forth in the deposit agreement or the ADRs; and

•	have no obligation to become involved in a lawsuit or other proceeding related to the deposited securities, the ADSs or the deposit agreement on your behalf or on behalf of any other party.

BHP and the depositary are protected in acting in reliance upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither BHP nor the depositary will be liable for any failure to carry out any instructions to vote any of the deposited securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or omission is in good faith and in accordance with the terms of the deposit agreement or incur any liability for any failure to determine that any distribution or action may be lawful or reasonably practicable, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities or for any tax consequences that may result from the ownership of ADSs, shares or deposited securities, or for the credit worthiness of any third party. The depositary will not be liable for the content of any information submitted to it by BHP for distribution to the holders or for any inaccuracy of any translation thereof, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice of BHP.

In the deposit agreement, BHP and the depositary agree to indemnify each other under certain circumstances.